August 30, 2019

Via EDGAR

CONFIDENTIAL

U.S. Securities and Exchange Commission,

        Division of Corporate Finance,

            Office of Consumer Products,

                100 F Street, N.E.,

                    Washington, D.C. 20549.

        Attention:    Yolanda Guobadia

   Donna Di Silvio

   Jennifer Lopez-Molina

   Mara Ransom

        Re:                 ECMOHO Limited

   Draft Registration Statement on Form F-1

   Confidentially submitted on June 28, 2019

   CIK 0001763197

Ladies and Gentlemen:

On behalf of our client, ECMOHO Limited (the “Company”), we have set forth below the Company’s responses to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 24, 2019, relating to the Company’s draft registration statement on Form F-1 confidentially submitted on June 28, 2019 (the “Draft Registration Statement”). On behalf of the Company, we wish to thank you and the other members of the Staff for your helpful comments.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	- 2 -

Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR for confidential non-public review by the Staff of the Commission.

The Company has responded to each of the Staff’s comments by revising the Draft Registration Statement in light of the comment, providing an explanation if the Company has not yet fully responded to the comment or providing supplemental information as requested. In addition to the amendments made in response to the Staff’s comments, the Company has also revised the Draft Registration Statement to include other information and data to reflect new developments and update certain other disclosures.

For your convenience, we have included the Staff’s comments below in italics and keyed the Company’s responses accordingly. The page number references in the Company’s responses relate to the Revised Draft Registration Statement. Capitalized terms used in this response letter but not otherwise defined herein have the meaning ascribed to them in the prospectus that forms a part of the Revised Draft Registration Statement.

To facilitate the Staff’s review, we have separately delivered to the Commission today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

Draft Registration Statement on Form F-1

Corporate History and Structure, page 4

1.

Because investors will be investing in a holding company that does not directly own all of its operations in China, please make this fact clear in your prospectus summary. In this regard, please clearly describe the business of your variable interest entity, as distinguished from your other subsidiaries. Please also disclose in this section the fact that the shareholders of your VIE may have interests that conflict with you, as you state on page 35.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Revised Draft Registration Statement.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	- 3 -

Implications of Being an Emerging Growth Company, page 6

2.

Please revise your disclosure to clarify, if true, that you will comply with new or revised accounting standards when they are adopted by private companies rather than when they are adopted by public companies. Similar revisions should be made to paragraph four on page 48 and to paragraph two on page 50.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6, 51 and 54 of the Revised Draft Registration Statement.

The Offering, page 8

3.	Please add a brief description of the material terms of your ADSs.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Revised Draft Registration Statement.

Risk Factors

Our Success Depends Upon Our Ability..., page 14

4.

We note your disclosure about the small number of brand partners that contributed a significant portion of your revenue in 2018. Revise to state whether the reduction in brand partners as of May 31, 2019, as disclosed on page 12, has had a material impact upon the amounts you disclose here.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the Revised Draft Registration Statement.

Selected Consolidated Financial and Operating Data

Selected Consolidated Statements of Comprehensive Income Data, page 65

5.

Please revise the inconsistency in the description of the gross income line item to coincide with the gross profit description presented in your summary consolidated statements of comprehensive income data on page 10 and in your consolidated statements of comprehensive income on page F-5 or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 70 of the Revised Draft Registration Statement.

6.

Please revise footnote (1) to include accretion to redemption value of redeemable noncontrolling interests and the related amounts for the periods presented. Please also disclose the amounts in footnote (1) related to the accretion on Round A and Round B convertible redeemable preferred shares to redemption, the accretion on Series A convertible redeemable preferred shares to redemption value, and the extinguishment of convertible redeemable preferred shares for the periods presented. Similar revisions should be made to the summary consolidated statements of comprehensive income data on page 10.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	- 4 -

In response to the Staff’s comment, the Company has revised the disclosure on pages 12, 13, 70 and 71 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Components of Results of Operations

Net Revenues, page 69

7.

You state that you expect net revenues to increase as you continue to expand your brand partner portfolio and product and service offerings. Yet, in the table on page 67, we note that your brand partners decreased from 52 to 38 partners or 27% from December 31, 2018 through the five months ended May 31, 2019. Additionally, the number of brands decreased from 76 to 59 or 22% for the same period. In that regard, please tell us why you believe net revenues will continue to increase. In light of the above, please also tell us whether you still expect cost of revenues to increase.

The Company respectfully advises the Staff that the Company derives and expects to continue to derive the majority of its net revenues from products sourced from its “major brand partners”, defined as brand partners whose products contributed over US$10.0 million to the Company’s product sales revenues in the relevant period. The number of its major brand partners increased from five as at the end of 2018 to six as at the end of the six months ended June 30, 2019. Revenues contributed by the products sourced from the six major brand partners as of June 30, 2019 amounted to US$91.6 million, or 60.5% of the Company’s net revenues, in the six months ended June 30, 2019, compared to US$41.4 million, or 58.0% of the Company’s net revenues, in the six months ended June 30, 2018 contributed by the products sourced from the five major brand partners as at the end of 2018.

In addition, as disclosed on page 105 of the Revised Draft Registration Statement, the Company from time to time strategically selects brands that suit the needs of consumers in China and terminates its partnership with certain brands whose products fail to meet the performance standards in order to optimize the use of the Company’s resources. Therefore, the number of the Company’s brand partners fluctuates from time to time, but the Company believes its net revenues will continue to increase despite such fluctuation. In this regard, the Company notes that its net revenues increased significantly from US$71.4 million in the six months ended June 30, 2018 to US$151.3 million in the six months ended June 30, 2019.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	- 5 -

In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 72 and 105 of the Revised Draft Registration Statement. The Company further respectfully advises that the Company still expects its cost of revenues to increase in line with the growth in its net revenues.

Critical Accounting Policies, page 71

8.

Your critical accounting policies in relation to revenue recognition, sales incentives, inventories, and share-based compensation does not address the material implications of uncertainties associated with the methods, assumptions, and estimates underlying such measurements. Please revise your critical accounting policies to present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time. Refer to Section V of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 80 and 81 of the Revised Draft Registration Statement.

Results of Operations

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017, page 78

9.

We note your discussion and analysis that multiple factors impacted your results of operations. For example, you state that product sales revenues increased due to high growth in the sales of products and the introduction of new brands of health supplements. To the extent that multiple factors influenced changes in your results of operations, please revise your disclosure to quantify the impact of each factor you identify. Refer to SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 88 and 89 of the Revised Draft Registration Statement.

10.

We note your disclosure on page F-21 that your CODM reviews consolidated results including, revenue, gross profit and operating profit. Please expand your disclosure to provide a discussion and analysis of the changes in gross profit. Similar revisions should be made to your discussion of key components of results of operations on page 69.

In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 88 of the Revised Draft Registration Statement.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	- 6 -

Liquidity and Capital Resources, page 80

11.

Please expand your disclosure to discuss your ability to transfer cash between entities, across borders, and to U.S. investors as reference to your Holding Company Structure disclosure on page 77 only address the payment of dividends. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Revised Draft Registration Statement.

Business

Our Strengths, page 89

12.

Where you discuss your repeated purchases for 2018 on page 90, please enhance your discussion to contextualize and quantify your repeated purchases for prior periods in order to explain its importance. In this regard, we note your disclosure on page 12 that the repeat purchase rate increased 2% from 2017 to 2018.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Revised Draft Registration Statement.

Brand Partners Development and Services, page 95

13.

We note your disclosure that “three of the ten largest brand partners in terms of revenue contribution in 2018 are under the common control of a global food and beverage company”. Please tell us what consideration you have given to the filing of these agreements. Please refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that, in the six months ended June 30, 2019, five of the ten largest brand partners in terms of revenue contribution, including the three brand partners mentioned in the Draft Registration Statement, are under the common control of the same global food and beverage company. The Company has revised the disclosure on pages 17, 105 and 106 of the Revised Draft Registration Statement.

The Company respectfully submits that the supply agreements with these five brand partners are such as ordinarily accompanies the distribution of health and wellness products. Therefore, they were made in the ordinary course of business within the meaning of Item 601(b)(10)(ii) of Regulation S-K. Furthermore, the Company is of the view that these agreements do not fall under any of paragraphs (A) to (D) of Item 601(b)(10)(ii) of Regulation S-K. In particular, the Company does not believe that its business is substantially dependent upon any of these brand partners, the sales of whose products accounted for 14.6%, 10.7%, 6.8%, 0.8% and 0.5%, respectively, of the Company’s net revenues in 2018 and 14.8%, 11.9%, 10.3%, 2.1% and 2.0%, respectively, of the Company’s net revenues in the six months ended June 30, 2019. Each of these brand partners is managed by its own dedicated operations team that make their own decisions independently from each other regarding the selection of distributors. Therefore, the Company is of the view that, pursuant to Item 601(b)(10)(ii) of Regulation S-K, these agreements are not required to be filed.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	- 7 -

14.

You present case studies of customers that have utilized your services. Please confirm that the customers have consented to these statements and to their case studies being used in your registration statement.

The Company respectfully advises the Staff that it has obtained the consent of Gerber to disclose the case study concerning their brand on page 106 of the Revised Draft Registration Statement. In response to the Staff’s comment, the Company has revised the case study on page 109 of the Revised Draft Registration Statement to refer to the customer involved as “Consumer A”.

XG Health platform, page 97

15.

We note your disclosure that “[c]onsumers may purchase these products for themselves or share the links to these products on social media and earn commissions.” Please indicate whether or not you are responsible for paying these commissions and quantify, if material.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Revised Draft Registration Statement.

Description of American Depositary Shares, page 139

16.

We note your disclosures on page 148 that each party to the deposit agreement “irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or [you].” We also note your disclosure on page 150 that “any legal suit, action or proceeding against or involving us or the depositary... may only be instituted in a state or federal court in New York, New York, and each [party] irrevocably waives any objection which it may have to the laying of venue of any such proceeding, and irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.” Please confirm, if true, that the jury waiver and exclusive forum provisions are not intended to apply to claims under the U.S. federal securities laws. With regards to the exclusive forum provision, if it does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the deposit agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. If the provisions do apply to claims under the U.S. federal securities laws, please clearly disclose this in your filing and deposit agreement and provide risk factor disclosure in your registration statement related to these provisions, including but not limited to the enforceability of the provisions, increased costs to bring a claim, limited access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders´ ability to bring a claim in a judicial forum that they find favorable.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	- 8 -

The Company respectfully advises the Staff that the jury waiver and exclusive forum provisions in the deposit agreement do apply to claims under the U.S. federal securities laws. In response to the Staff’s comment, the Company has revised the disclosure on pages 53, 54 and 159 of the Revised Draft Registration Statement.

Taxation, page 152

17.	Please ensure that the various opinions of counsel as to matters of taxation are clearly identified as such, where applicable, in this section.

In response to the Staff’s comment, the Company has revised the disclosure on page 161 of the Revised Draft Registration Statement.

Notes to the Consolidated Financial Statements

1. Organization and Principal Activities

(a) Principal activities, page F-8

18.

We note your corporate structure in the diagram on page 61 that includes your significant subsidiaries and VIE which appear to be inconsistent with your disclosure of subsidiaries and VIE in Note 1 on page F-8. For example, certain entities such as ECMOHO Co. Ltd. (Japan), Xianggui (Shanghai) Biotechnology Co., Ltd. (PRC), Shanghai Hengcang Supply Chain Management Co., Ltd. (PRC), and Shanghai Yuyun Information Technology Co., Ltd. (PRC) are included in your corporate structure; however, they are not presented in Note 1 on page F-8. Please revise the inconsistency in your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 66 and F-8 of the Revised Draft Registration Statement.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	- 9 -

19.

We note your disclosure that the company is the primary beneficiary of the VIE, Yibo. Please expand your disclosure to describe the terms of the contractual agreements that gives the company through ECMOHO Shanghai power and economics over Yibo.

In response to the Staff’s comment, the Company has added relevant disclosure in Note 1(c) on pages F-10 to F-13 of the Revised Draft Registration Statement.

20.

We note your disclosure that the VIE has an immaterial impact on the consolidated financials of the Group. We also note your disclosure in the first paragraph on page 62 that your VIE, Yibo, holds the ICP licenses and other regulated licenses and operates your internet-based business. In that regard, please disclose qualitative information about involvement with the VIE, including the nature, purpose, size and activities of the VIE. Please also include a description of the recognized and unrecognized revenue-producing assets that are held by the VIE. These assets may include licenses, trademarks, other intellectual property, facilities or assembled workforce. Refer to ASC 810-10-50-5A.d.

In response to the Staff’s comment, the Company has added relevant information of its VIE in Note 1(c) on pages F-10 to F-13 of the Revised Draft Registration Statement.

21.

Please disclose quantitative information for the VIE including revenue; net income; operating, investing, and financing cash flows; and the carrying amount and classification of the VIE’s assets and liabilities, including intercompany payables to ECMOHO Shanghai. Material related party transactions of the VIE should be presented separately. Refer to paragraphs 5A.d., 2AA.d., and 3.bb of ASC 810-10-50.

In response to the Staff’s comment, the Company has added relevant disclosure in Note 1(c) on pages F-10 to F-13 of the Revised Draft Registration Statement.

2. Principal Accounting Policies

(i) Inventories, page F-13

22.

Please disclose the nature of cost elements included in inventory in accordance with ASC 210-10-S99-1(6)(b). Also, please tell us your consideration of measuring your inventories at the lower of cost or net realizable value. Refer to ASC 330-10-35-1B.

The Company respectfully advises the Staff that the cost elements of its inventories comprise the purchase price of products, purchase rebates and shipping charges to receive products from the suppliers when they are embedded in the purchase price. In response to the Staff’s comment, the Company has revised the disclosure on pages 80, 81 and F-16 of the Revised Draft Registration Statement.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	- 10 -

The Company respectfully advises the Staff that the expected demand and anticipated sales price are the key factors affecting the Company’s inventory valuation analysis. For purposes of its inventory valuation analysis, the Company develops expected demand and anticipated sales prices primarily based on sales orders and, to a far lesser extent, industry trends and customer analysis. The Company also considers sales and sales orders after the end of each reporting period to assess the accuracy of its inventory valuation estimates. Historically, the actual demand and sales price have generally been consistent with or greater than the expected demand and anticipated sales price used for the purpose of the Company’s inventory valuation analysis.

(ad) Statutory reserves, page F-20

23.

We note that no statutory reserve was recorded as of December 31, 2017 and 2018. Please tell us and revise your disclosure to clarify why no statutory reserve was recorded for the periods presented. Please also tell us whether your subsidiaries in PRC had accumulated deficits in their functional currency, RMB, for the years ended December 31, 2017 and 2018.

The Company respectfully advises the Staff that all its subsidiaries in the PRC had accumulated deficits in their functional currency, RMB, for the years ended December 31, 2017 and 2018 and no statutory reserve was recorded as of December 31, 2017 and 2018 as accumulated losses from prior years have not been offset.

In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of the Revised Draft Registration Statement to include the additional details described above.

(ai) Segment reporting, page F-21

24.

We note your disclosure on page 68 and elsewhere in your preliminary prospectus that you market and distribute health supplements and food, mother and child care products, personal care products, household healthcare equipment and other health and wellness products. Please tell us your consideration of disclosing revenues for each product and service or each group of similar products and services. Please refer to ASC 280-10-50-40.

In response to the Staff’s comment, the Company has revised the relevant disclosure in Note 17 on page F-42 of the Revised Draft Registration Statement to disclose revenues for each group of similar products and services in accordance with ASC 280-10-50-40.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	- 11 -

15. Redeemable non-controlling interests, page F-38

25.	Please disclose the expected redemption value as if it were currently redeemable. See ASC 480-10-S99.

In response to the Staff’s comment, the Company has added relevant disclosure in the Consolidated Balance Sheets on page F-4 of the Revised Draft Registration Statement.

20. Income Taxes, page F-41

26.

We note you reversed $1,413,831 of your tax valuation allowance in 2018. Please provide us a detailed analysis that supports your determination of the tax valuation allowance at December 31, 2018 including your basis for concluding that realization of net deferred tax assets is more likely than not as required by ASC 740-10-30-5(e). Please specifically address your assumptions regarding each source of taxable income contemplated by ASC 740-10-30-18. Further please revise your disclosure here or in Critical Accounting Policies in Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide a analysis of your assessment of the realizability of your deferred tax assets as of December 31, 2018 and the reason for the significant change in the valuation allowance from December 31, 2017. Refer to Item 303(a) of Regulation S-K.

The Company respectfully advises the Staff that the deferred tax assets recognized as of December 31, 2018 was mainly related to a PRC subsidiary. The total deferred tax assets of US$1,056,211 as of December 31, 2018 mainly included loss carry forwards of US$990,063 which the subsidiary can utilize in the future. The Company believes it is more likely than not that the related loss carry forwards could be utilized within the period available under the tax law after considering all available evidence in accordance with ASC 740-10-30-18, mainly including (i) that the subsidiary has maintained positive financial performance and has been profit-making in 2017 and 2018, and (2) that the Company anticipates sufficient future taxable income of the subsidiary to utilize the loss carry forwards based on the projected future financial and operating results of the subsidiary. The Company further respectfully advises the Staff that the subsidiary continued its positive financial result during the six months ended June 30, 2019 as projected. As a result, the deferred tax assets decreased from US$1,056,211 as of December 31, 2018 to US$741,097 as of June 30, 2019 mainly due to the utilization of the loss carry forward by the taxable income of the subsidiary for the six months ended June 30, 2019.

In response to the Staff’s comment, the Company has added relevant disclosure in Note 20 on page F-47 of the Revised Draft Registration Statement to provide analysis of the Company’s assessment of the realizability of the Company’s deferred tax assets as of December 31, 2018 and the reason for the significant change in the valuation allowance from December 31, 2017.

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	- 12 -

Item 8. Exhibits and Financial Statement Schedules – Exhibit 21.1, page II-3

27.

We note your disclosure of principal subsidiaries in Note 1 on page F-8; as such, Qinghai Hengshoutang Plateau Medicine Co., Limited, Shanghai Jieshi Technology Co., Limited and Yiling (Shanghai) Information Technology Co., Limited are not presented in the list of significant subsidiaries per Exhibit 21.1.s Please revise the inconsistency in your disclosure or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of the Revised Draft Registration Statement and Exhibit 21.1 thereto.

*            *             *

Please direct any questions you may have to the undersigned (tel: +852-2826-8688; e-mail: linc@sullcrom.com). In my absence, please contact Yeqing Zheng (tel: +852-2826-8688; e-mail: zhengy@sullcrom.com). Questions relating to accounting and auditing matters may also be directed to Sean Fu (tel: +86-21-2323-8888; e-mail: sean.fu@cn.pwc.com) or Jessy Wang (tel: +86-21-2323-8888; e-mail: jessy.wang@cn.pwc.com) of PricewaterhouseCoopers Zhong Tian LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ching-Yang Lin

Ching-Yang Lin

(Enclosures)

cc:	Zoe Wang, Founder, Chairman & Chief Executive Officer
Leo Zeng, Co-Founder and Chief Operating Officer
Richard Wei, Chief Financial Officer
(ECMOHO Limited)

Securities and Exchange Commission Division of Corporate Finance Office of Consumer Products	- 13 -

James C. Lin, Partner
Li He, Partner
(Davis Polk & Wardwell)

Sean Fu, Partner
Jessy Wang, Partner
(PricewaterhouseCoopers Zhong Tian LLP)